Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
February 26, 2010

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Financial Street
Xicheng District
Beijing 100033, China
Tel: (86-10) 6363-3333
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914
On February 26, 2010, China Life Insurance Company Limited issued an announcement in Chinese, English translation of which is attached as Exhibit 99.1.
EXHIBIT LIST

Exhibit	Description

99.1	English translation of the announcement dated February 26, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited (Registrant)
	By:	/s/ Wan Feng
February 26, 2010	Name:	(Signature) Wan Feng
	Title:	President and Executive Director